Mail Stop 6010 November 22, 2006

Ms. Mary Beth Clark
Chief Executive Officer and President
International Food and Wine Consultants, Inc.
201 East 28th Street
New York, NY 10016

> **Re:** **International Food and Wine Consultants, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed November 17, 2006**
> **File No. 333-136487**

Dear Ms. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis or Plan of Operation, page 22

July 31, 2006 and 2005, page 24

1. It is not clear how you have addressed comment three. We reissue the following:
    - We note that the gross profit for the nine months ended July 31, 2005 was $40,418, or 50% of revenues, and for the year ended October 31, 2005 was $58,146, or 33% of revenues, which implies a gross profit of $21,375, or 16% of revenues, for the quarter ended October 31, 2005. We then note that the gross profit increases to 47% for the nine months ended July 31,

2006. Please explain these fluctuations in gross profit as a percentage of revenues.

- It is not clear why you removed your discussion of the general expenses incurred during the first six months of 2006, while our comment was to revise this discussion to cover all nine months presented on your statements of operations. Please provide a disclosure that discusses the nature of items included in your selling and administrative expenses and why most expenses through July 31 were incurred during the third quarter ($23,868, or 65% in 2006 and $21,638, or 63% in 2005), rather than evenly during each quarter.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gary B. Wolff, P.C.
       805 Third Avenue, 21st Floor
       New York, NY 10021